                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*


                             ULTRADATA CORPORATION
------------------------------------------------------------------------------
                               (Name of Issuer)




                    Common Stock, Par Value $.001 Per Share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  90388N 10 2
                              -------------------
                                (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 8 Pages

CUSIP NO. 90388N 10 2                 13G                PAGE 2 OF 8 PAGES
---------------------                                    -----------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON:                    Lipkin Capital Managment, Inc.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:       FEIN:  41-1661262
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (A) / /
     (B) /x/
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Lipkin Capital Management, Inc. is a corporation organized under the laws of the State of Minnesota.
-------------------------------------------------------------------------------
                                    5  SOLE VOTING POWER
                     NUMBER OF
                                              -0-
                      SHARES
                                    -------------------------------------------
                   BENEFICIALLY     6  SHARED VOTING POWER

                     OWNED BY                406,500
                                    -------------------------------------------
                       EACH         7  SOLE DISPOSITIVE POWER

                     REPORTING                -0-
                                    -------------------------------------------
                      PERSON        8  SHARED DISPOSITIVE POWER

                       WITH:                 406,500

-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      406,500
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
    / /
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA, CO
-------------------------------------------------------------------------------

CUSIP NO. 90388N 10 2                 13G                           PAGE 3 OF 8
---------------------                                               -----------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON:                    Raymond A. Lipkin
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (A) / /
     (B) /x/
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Raymond A. Lipkin is a United States citizen.
-------------------------------------------------------------------------------
                                    5  SOLE VOTING POWER
                     NUMBER OF
                                             126,300
                      SHARES
                                    -------------------------------------------
                   BENEFICIALLY     6  SHARED VOTING POWER

                     OWNED BY                 75,400
                                    -------------------------------------------
                       EACH         7  SOLE DISPOSITIVE POWER

                     REPORTING               126,300
                                    -------------------------------------------
                      PERSON        8  SHARED DISPOSITIVE POWER

                       WITH:                  75,400

-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      201,700
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
    /x/
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.6%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
-------------------------------------------------------------------------------

                                                               Page 4 of 8 Pages

ITEM 1.

     (a) Name of Issuer
         --------------
         The name of the issuer is Ultradata Corporation.

     (b) Address of Issuer's Principal Executive Offices
         -----------------------------------------------
         The address of the principal executive offices of the Issuer is 5020 Franklin Drive, Pleasanton CA 94588.

ITEM 2.

     (a)  Name of Person Filing. This statement is being filed jointly by Lipkin
          ---------------------
          Capital Management, Inc., a Minnesota corporation, and Raymond A. Lipkin, an individual (the "Reporting Persons").

     (b)  Address of Principal Business Office or, if none, Residence.  The
          -----------------------------------------------------------
          principal address of the Reporting Persons is 161 Ferndale Avenue South, Wayzata, MN 55391.

     (c)  Citizenship.  Lipkin Capital Management, Inc. is organized under the
          -----------
          laws of the State of Minnesota. Raymond A. Lipkin is a citizen of the United States.

     (d)  Title of Class of Securities.  Common Stock, $.001 par value.
          ----------------------------

     (e)  CUSIP Number. 90388N 10 2
          ------------

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B),
          -----------------------------------------------------------------
          CHECK WHETHER THE PERSON FILING IS A:
          ------------------------------------

     With respect to Reporting Person Lipkin Capital Management, Inc.:

     (a)     / /    Broker or Dealer registered under Section 15 of the Act

     (b)     / /    Bank as defined in Section 3(a)(6) of the Act

     (c)     / /    Insurance Company as defined in Section 3(a)(19) of the Act

     (d)     / /    Investment Company registered under Section 8 of the
                    Investment Company Act

     (e)     /X/    Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940

     (f)     / /    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

     (g)    / /     Parent Holding Company, in accordance with (S)240.13d-
                    1(b)(ii)(G) (Note: See Item 7)

                                                               Page 5 of 8 Pages

     (h)  / /       Group, in accordance with (S)240.13d-1(b)(ii)(H)

     Not applicable with respect to Reporting Person Raymond A. Lipkin.

ITEM 4.   OWNERSHIP
          ---------

          As of December 31, 1997, the beneficial ownership of shares of the Reporting Persons was as follows:

     Lipkin Capital Management, Inc.
     -------------------------------

     (a) Amount beneficially owned - 406,500 shares of the Issuer, held on behalf of clients of Lipkin Capital Management, Inc. Lipkin Capital Management, Inc. disclaims beneficial ownership with respect to all 406,500 of these shares.

     (b) Percent of Class - 5.3%

     (c) Of the shares beneficially owned by Lipkin Capital Management, Inc., Lipkin Capital Management, Inc. has the power to vote or dispose of the shares as follows:

          (i) Sole power to vote or direct the vote - 0 shares  (See Item 4(a))
         (ii) Shared power to vote or direct the vote - 406,500 shares
        (iii) Sole power to dispose or direct the disposition of - 0 shares (See Item 4(a))
         (iv) Shared power to dispose or direct the disposition of - 406,500 shares

     Raymond A. Lipkin
     -----------------

     (a) Amount beneficially owned - 201,700 shares of the Issuer, of which 126,300 shares are held by Mr. Lipkin directly or in accounts on his behalf and are subject to his sole voting and dispositive power, 60,000 shares are held by a family partnership in which Mr. Lipkin and his spouse are general partners and Mr. Lipkin is the managing partner with shared voting and dispositive power, and 20,200 shares are held by or on behalf of family members and with respect to which Mr. Lipkin has management and shared voting power. Mr. Lipkin disclaims beneficial ownership with respect to all but the 126,300 shares over which he has sole voting and dispositive power and his proportionate interest in the family partnership. In addition, Mr. Lipkin is President of Lipkin Capital Management, Inc. Mr. Lipkin disclaims any beneficial ownership of shares held by Lipkin Capital Management, Inc.

     (b) Percent of Class - 2.6%

     (c) Of the shares beneficially owned by the Raymond A. Lipkin, Raymond A. Lipkin has the power to vote or dispose of the shares as follows:

          (i) Sole power to vote or direct the vote - 126,300 shares (See Item 4(a))
         (ii) Shared power to vote or direct the vote - 75,400 shares

                                                               Page 6 of 8 Pages

        (iii) Sole power to dispose or direct the disposition of - 126,300 shares (See Item 4(a))
         (iv) Shared power to dispose or direct the disposition of - 75,400 shares

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          --------------------------------------------

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
          ---------------------------------------------------------------

          The securities as to which this Schedule is filed by Lipkin Capital Management, Inc. are owned by clients of Lipkin Capital Management, Inc. Those clients have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such securities. No such client is known to have such right or power with respect to more than five percent (5%) of this class of securities.

          The securities as to which this Schedule is filed by Raymond A. Lipkin are owned (i) by Mr. Lipkin, either individually or by accounts on his behalf, and over which he has sole management and voting power; or
          (ii) by individual family members of Mr. Lipkin, or by accounts on their behalf, and over which Mr. Lipkin has management and shared voting power (See Item 4(a) above). The respective holders have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such securities. None of the holders of any of the shares over which Mr. Lipkin has management and voting power as indicated herein and in Item 4(a) above is known to individually have such right or power with respect to more than five percent (5%) of this class of securities.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          ----------------------------------------------------------------------
          SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.
          --------------------------------------------------

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          ---------------------------------------------------------

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          ------------------------------

          Not Applicable.

ITEM 10.  CERTIFICATION
          -------------

          Not Applicable.

ITEM 11.  EXHIBITS
          --------

          Exhibit 1 - Joint Filing Agreement.

                                                               Page 7 of 8 Pages


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


February 12, 1998             LIPKIN CAPITAL MANAGEMENT, INC.



                              By:  /s/ Raymond A. Lipkin
                                 ---------------------------------------------
                                       Raymond A. Lipkin, President


                                   /s/ Raymond A. Lipkin
                                 ---------------------------------------------
                                       Raymond A. Lipkin

                                                               Page 8 of 8 Pages
                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

     The undersigned Lipkin Capital Management, Inc. and Raymond A. Lipkin hereby agree that this Schedule 13G relating to securities of Ultradata Corporation shall be filed on behalf of each of them.

Dated:    February 12, 1998         LIPKIN CAPITAL MANAGEMENT, INC.

                                    By: /s/ Raymond A. Lipkin
                                       ---------------------------------------
                                            Raymond A. Lipkin, President


                                        /s/ Raymond A. Lipkin
                                        --------------------------------------
                                            Raymond A. Lipkin